UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-12743

CUSIP NUMBER
12660F 10 2

(Check one):	[X] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:   December 31, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

        Full Name of Registrant:   Magic Lantern Group, Inc.

        Former Name if Applicable:

        1075 North Service Road West, Suite 27
        Address of Principal Executive Office (Street and Number)

        Oakville, Ontario L6M 2G2
        City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is currently in discussions with potential financing sources, the outcome of which may significantly affect the disclosure regarding the financial condition and liquidity of the Registrant. These discussions are at a preliminary phase and there is no assurance that these discussions will be successful.

PART IV - OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification:

Joseph P. Galda, Esq.	(416)	595-2675
(Name)	(Area Code)	(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]  Yes  [  ] No

        (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

          [X]  Yes  [ ] No

        If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          MAGIC LANTERN GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004	By: /s/ Robert A. Goddard Name: Robert A. Goddard Title: Executive Officer and Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment for Question #3

There are significant changes in the results of operations from the last fiscal year that will be reflected by the earnings statements to be included in the subject report.  While Magic Lantern Group, Inc. will be reporting a net income loss of $2,255,000 on revenue of $2,871,000 compared to the net income loss of $2,841,000 on revenue of $386,000 for 2002.   The results reflect a full year of results of the Magic Lantern business, as opposed to only one month of results of the Magic Lantern business in the annual report filed for the year ended 2002.